U.S. SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, D.C. 20549

                                               FORM N-17F-2

 CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE CUSTODY
                       OF MANAGEMENT INVESTMENT COMPANIES

                                Pursuant to Rule 17f-2 [17 CFR 270, 17f-2]

1.  Investment Company Act File Number:        Date examination completed:

811-7192                                       August 31, 1998

2.  State Identification Number:

AL       AK       AZ                 AR                 CA            CO
CT       DE       DC                 FL                 GA            HI
ID       IL       IN                 IA                 KS            KY
LA       ME       MD    D3721305     MA                 MI            MN
MS       MO       MT                 NE                 NV            NH
NJ       NM       NY                 NC                 ND            OH
OK       OR       PA                 RI                 SC            SD
TN       TX       UT                 VT                 VA            WA
WV       WI       WY                 PUERTO RICO

Other (specify):

3. Exact number of investment company as specified in registration statement:

Old Westbury Funds, Inc.

4. Address of principal executive office: (number, street, city, state, zip code)

N/A

5. Address of principal place of business (number, street, city, state, zip code): Federated Investors Tower, Pittsburgh, PA 15222-3779

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

     Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.